RMS



17018423

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
DEC 07 2017
Washington DC

SEC FILE NUMBER
8-67647

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/16 (MM/DD/YY) AND ENDING 09/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INFINITY SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9TH STREET, SUITE 202
(No. and Street)

OAKLAND	CA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES SIMOS (510) 588-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED
2017 DEC -4 PM 3:04
SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Simos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INFINITY FINANCIAL SERVICES, as of SEPTEMBER 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.F.O., MANAGING PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CA
County of Alameda

Subscribed and sworn to (or affirmed) before me on this 28 day of November, 2017 by James S. Simos, II proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public


CONRAD TREMBATH
COMM. # 2094638
NOTARY PUBLIC•CALIFORNIA
CONTRA COSTA COUNTY
My Commission Expires
DECEMBER 22, 2018
JAS1
JAS1



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Infinity Securities, Inc.

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. as of September 30, 2017, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Infinity Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infinity Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Infinity Securities, Inc.'s financial statements. The supplemental information is the responsibility of Infinity Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 28, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2017

Assets		
Cash	$	149,249
Receivable from clearing brokers		243,623
Deposit with clearing firm		25,122
Account receivable, net		14,078
Prepaid expense		18,629
Property and equipment, net		42,683
Total assets	$	493,384
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	64,089
Commission payable		258,051
Unearned revenue		13,090
Total liabilities		335,230
Contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000 shares authorized, 1,000 shares issued and outstanding,		1,000
Additional paid-in capital		75,000
Retained earnings		82,154
Total stockholders' equity		158,154
Total liabilities and stockholders' equity	$	493,384

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Income
For the Year Ended September 30, 2017

Revenues	
Advisory fees	$ 777,970
Commissions and fee incom	4,010,185
Interest and other income	542,098
Total revenues	5,330,253
Expenses	
Employee compensation and benefits	482,558
Commission expenses	3,555,552
Professional fees	225,220
Occupancy and equipment rental	113,684
Other operating expenses	860,488
Total expenses	5,237,502
Net income (loss) before income tax provision	92,751
Net income (loss)	$ 92,751

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2016	$ 1,000	$ 75,000	$ (8,697)	$ 67,303
Capital distributions	-	-	(1,900)	(1,900)
Net income (loss)	-	-	92,751	92,751
Balance at September 30, 2017	$ 1,000	$ 75,000	$ 82,154	$ 158,154

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2017

Cash flow from operating activities:				
Net income (loss)			$	92,751
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:				
Depreciation	$	9,495		
Realized (gains) losses on disposition of fixed assets		291		
(Increase) decrease in :				
Receivable from clearing brokers		(3,409)		
Account receivable, net		(2,043)		
Other receivable		(4,274)		
Prepaid expense		(8,261)		
Deposits		11,799		
(Decrease) increase in :				
Accounts payable and accrued expenses		(139,443)		
Commission payable		190,949		
Credit line payable		(22,432)		
Unearned revenue		13,090		
Total adjustments				45,762
Net cash and cash equivalents provided by (used in) operating activities				138,513
Cash flow from investing activities:				
Purchases of fixed assets		(44,847)		
Net cash and cash equivalents provided by (used in) investing activities				(44,847)
Cash flow from financing activities:				
Capital distributions		(1,900)		
Net cash and cash equivalents provided by (used in) financing activities				(1,900)
Net increase (decrease) in cash and cash equivalents				91,766
Cash and cash equivalents at September 30, 2016				57,483
Cash and cash equivalents at September 30, 2017			$	149,249

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2017

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are generated through mutual fund transactions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from clearing organizations represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principle generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2017 was $25,122.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2017

NOTE 3: RECEIVABLE FROM CLEARING BROKERS

Pursuant to the clearing agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of September 30, 2017, the receivable from clearing brokers of $243,623 are pursuant to these clearing agreements

NOTE 4: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 5: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Computer equipment	$	45,578	5
Computer software		887	3
Leasehold improvements		13,411	MACRS
		59,876	
Less: Accumulated depreciation		(17,193)	
Property and equipment, net	$	42,683	

Depreciation expense for the year ended September 30, 2017 was $9,495.

NOTE 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2017 were $14,204.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into a non-cancelable operating lease agreement for its office with original lease expiring on December 31, 2021. Certain of these arrangements have escalating rent payment provision, and the Company recognize rent expense under such arrangement on a straight-line basis.

The following is a schedule, by years, of the future minimum lease payments required under this non-cancelable operating lease as of September 30, 2017:

Year-ending		Amount
September 30, 2018	$	64,890
September 30, 2019		67,482
September 30, 2020		70,188
September 30, 2021		72,996
Thereafter		18,426
	$	293,982

For the year ended September 30, 2017, the Company recorded $93,571 in occupancy expense.

NOTE 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at September 30, 2017 or during the year then ended.

NOTE 9: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 10: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 11: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending September 30, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 12: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2017, the Company had net capital of $82,764 which was $60,415 in excess of its required net capital of $22,349; and the Company's ratio of aggregate indebtedness ($335,230) to net capital was 4.05 to 1.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2017

Computation of net capital		
Common stock	$ 1,000	
Additional paid-in capital	75,000	
Retained earnings	82,154	
Total stockholders' equity		$ 158,154
Less: Non-allowable assets		
Account receivable, net	(9,804)	
Other receivable	(4,274)	
Prepaid expenes	(18,629)	
Property and equipment, net	(42,683)	
Total non-allowable assets		(75,390)
Net Capital		82,764
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 22,349	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(22,349)
Excess net capital		$ 60,415
Aggregate indebtedness		$ 335,230
Ratio of aggregate indebtedness to net capital		4.05 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated September 30, 2017.

See independent auditor's report

Infinity Securities, Inc.

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of September 30, 2017

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See independent auditor's report

Infinity Securities, Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended September 30, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Infinity Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Infinity Securities, Inc. stated that Infinity Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Infinity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 28, 2017

INFINITY
FINANCIAL SERVICES

Assertions Regarding Exemption Provisions

We, as members of management of Infinity Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period October 1, 2016 through September 30, 2017.

Infinity Securities, Inc.

By:



(Name and Title)

November 28, 2017
(Date)

212 9th Street, Suite 202
Oakland. CA 94607
www.infinitysecurities.com

Member FINRA/SIPC

office (510) 588-8000
toll free (866) 682-3888
fax (855) 883-1010

Infinity Securities, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended September 30, 2017



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Infinity Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Infinity Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Infinity Securities, Inc. (the "Company") for the year ended September 30, 2017, solely to assist you and SIPC in evaluating Infinity Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
November 28, 2017

Infinity Securities, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended September 30, 2017

		Amount
Total assessment	$	3,964
SIPC-6 general assessment Payment made on May 1, 2017		(2,712)
SIPC-7B general assessment Payment made on October 27, 2017		(1,252)
Total assessment balance (overpayment carried forward)	$	-